U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-34661

DEHAIER MEDICAL SYSTEMS LIMITED

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On June 17, 2016, our Audit Committee and Board of Directors approved the appointment of HHC and the dismissal of Friedman LLP (“Friedman”). The decision was due to Friedman’s inability to commit to a timeline in which to complete the 2015 audit and to form an opinion based on the information provided to Friedman. Friedman’s report on the financial statements for the year ended December 31, 2014 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the registrant's most recent fiscal year ended December 31, 2015 and preceding such dismissal, Friedman notified us that they had not received sufficient information to satisfy their audit procedures of the Company’s consolidated financial statements and, therefore, could not form an opinion due to the lack of such information. Friedman has advised us that we have not provided sufficient evidence to establish the timing and nature of write-offs and reserves related to certain accounts receivable, inventory, prepayments and other receivables, which, if investigated further, could impact the previously-issued audit report or the underlying financial statements for the year ended December 31, 2014. Other than as mentioned here, there were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

 Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Letter from Friedman LLP dated June 17, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

June 17, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer